
10031694

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-05043

REPORT FOR THE PERIOD BEGINNING 07/01/2009 (MM / DD / YY) AND ENDING 06/30/2010 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

John A. Siberell & Co.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

824 Key Bank Bldg. 202 S. Michigan
(No. and Street)

South Bend, IN. 46601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A Siberell 574-232-4854
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Skoda, Minotti & Co., CPA

6685 Beta Drive Mayfield Village OH 44143
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, John A. Siberell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John A. Siberell & Co., as of August 17, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Partner/CEO
Title

[signature] 8/17/2010
Notary Public
MARCY NEKVASIL
Notary Public, State of Indiana St. Joseph County
My Commission Expires Feb. 8, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN A. SIBERELL & CO.

FINANCIAL STATEMENTS WITH
ADDITIONAL INFORMATION

YEAR ENDED JUNE 30, 2010

JOHN A. SIBERELL & CO.

YEAR ENDED JUNE 30, 2010

TABLE OF CONTENTS



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PARTNERS
JOHN A. SIBERELL & CO.

We have audited the accompanying statement of financial condition of John A. Siberell & Co. (the Company) as of June 30, 2010, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
August 11, 2010

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

JOHN A. SIBERELL & CO.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

CURRENT ASSETS		
Cash		$ 545,449
Receivables from customers on cash and margin accounts		1,408,512
Prepaid expenses		1,076
Deposits in clearing funds and special reserve		23,936
		1,978,973
PROPERTY AND EQUIPMENT - AT COST		
Furniture and fixtures	$ 1,037	
Automobile	19,603	
	20,640	
Less: Accumulated depreciation	(20,539)	101
		$ 1,979,074

LIABILITIES AND PARTNERSHIP CAPITAL

CURRENT LIABILITIES	
Accounts payable - other	$ 930
Accounts payable - customers	162,748
Deferred revenue	59,835
	223,513
PARTNERSHIP CAPITAL	1,755,561
	$ 1,979,074

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2010

		PERCENTAGE OF REVENUES
REVENUES		
Commissions	$ 164,242	86.6 %
Interest	25,357	13.4
	189,599	100.0
EXPENSES		
Commissions and floor brokerage	27,903	14.7
Communications	27,745	14.6
Consultant	30,000	15.8
Occupancy	25,101	13.3
Other operating expenses	55,137	29.1
	165,886	87.5
NET INCOME	$ 23,713	12.5 %

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

YEAR ENDED JUNE 30, 2010

PARTNERSHIP CAPITAL, BEGINNING OF YEAR	$ 1,731,848
NET INCOME	23,713
PARTNERSHIP CAPITAL, END OF YEAR	$ 1,755,561

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 23,713
Adjustments to reconcile net income to net cash used in operating activities:		
Cash provided by (used in) changes in the followings items:		
Increase in receivables from customers on cash and margin accounts	$ (1,257,749)	
Decrease in prepaid expenses	1,768	
Decrease in deposits in clearing funds and special reserve	141,998	
Decrease in accounts payable - other	(2,074)	
Increase in accounts payable - customers	40,901	
Increase in deferred revenue	59,835	(1,015,321)
Net cash used in operating activities		(991,608)
CASH - BEGINNING OF YEAR		1,537,057
CASH - END OF YEAR		$ 545,449

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

John A. Siberell & Co. (the Company) is a securities broker-dealer located in Northern Indiana. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services. Customers are primarily located in Northern Indiana.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances related to margin accounts and commission fees. Since these relate to margin accounts and commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Depreciation, net of estimated salvage value, is provided by the straight-line method over the following estimated useful lives of the assets:

Furniture and fixtures	3 – 7 years
Automobile	5 years

Property and equipment is fully depreciated to its estimated salvage value at June 30, 2010 and no depreciation expense was recorded during the year ended June 30, 2010.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis, which is generally the third business day following the trade date.

Deferred Revenue

Deferred revenue consists of a one-time billing of management fees to all customers of the Company. The Company will recognize the revenue ratably over a twelve month period.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its partners, has elected to be taxed as a partnership in which all elements of income and deductions are included in the tax returns of the partners of the Company. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying financial statements.

Subsequent Events

The Company evaluated subsequent events through August 11, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. CONCENTRATIONS

The Company places its cash with regulated financial institutions. Balances with the financial institutions may exceed insured limits.

As of June 30, 2010, accounts receivable from two customers comprised approximately 81% of total receivables. One of these customers is also considered a related party. The related party is a family member of an officer of the Company.

3. NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital greater than $250,000. In addition, the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $1,754,384 and its net capital ratio was .0933 to 1. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 in the supplementary information accompanying these financial statements as compared to the corresponding June 30, 2010 Financial and Operational Combined Universal Single (FOCUS) Report as filed by the Company.

4. AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2010 Statement of Financial Condition is available for examination and copying at the Company's office, and at the Principal and Chicago Regional Office of the Securities and Exchange Commission.

5. EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Pension plan for all active employees. Contributions may be made to the plan at the discretion of the Company. The Company did not make contributions to the plan for the year ended June 30, 2010.

6. COMMITMENTS

Operating Lease

The Company leases office facilities in South Bend, Indiana for $665 per month under an agreement that expires December 31, 2010. Minimum lease payments under the agreement for the year ending June 30, 2011 total $3,990.

Rent expense for the year ended June 30, 2010 was $10,891.

JOHN A. SIBERELL & CO.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2010

PARTNERSHIP CAPITAL		$ 1,755,561
OWNERSHIP EQUITY NOT ALLOWABLE AS NET CAPITAL		
Net property and equipment	$ 101	
Other non-allowable assets	1,076	1,177
NET CAPITAL		1,754,384
REQUIRED CAPITAL (THE GREATER OF $250,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS)		250,000
EXCESS NET CAPITAL		$ 1,504,384

No material differences exist between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding June 30, 2010 FOCUS Report as filed by the Company.

See the Report of Independent Registered Public Accounting Firm.

JOHN A. SIBERELL & CO.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2010

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts		$ 162,748
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts	$ 459,721	
Less: Reduction in margin due to overconcentration	-	
	459,721	
Less: 1% statutory allowance for doubtful collections	(4,597)	455,124
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS		$ 292,376
		No reserve is necessary

No material differences exist between the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 in this schedule and the corresponding June 30, 2010 FOCUS Report as filed by the Company.

See the Report of Independent Registered Public Accounting Firm.



SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE PARTNERS
JOHN A. SIBERELL & CO.

In planning and performing our audit of the financial statements supplemental information of John A. Siberell & Co. (the Company), as of and for the year ended June 30, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI



Mayfield Village, Ohio
August 11, 2010

JOHN A. SIBERELL & CO.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

CURRENT ASSETS		
Cash		$ 545,449
Receivables from customers on cash and margin accounts		1,408,512
Prepaid expenses		1,076
Deposits in clearing funds and special reserve		23,936
		1,978,973
PROPERTY AND EQUIPMENT - AT COST		
Furniture and fixtures	$ 1,037	
Automobile	19,603	
	20,640	
Less: Accumulated depreciation	(20,539)	101
		$ 1,979,074

LIABILITIES AND PARTNERSHIP CAPITAL

CURRENT LIABILITIES	
Accounts payable - other	$ 930
Accounts payable - customers	162,748
Deferred revenue	59,835
	223,513
PARTNERSHIP CAPITAL	1,755,561
	$ 1,979,074

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS
JOHN A. SIBERELL & CO.

We have audited the accompanying statement of financial condition of John A. Siberell & Co. (the Company) as of June 30, 2010, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI



August 11, 2010

JOHN A. SIBERELL & CO.
NOTES TO THE FINANCIAL STATEMENT

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

John A. Siberell & Co. (the Company) is a securities broker-dealer located in Northern Indiana. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services. Customers are primarily located in Northern Indiana.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances related to margin accounts and commission fees. Since these relate to margin accounts and commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Depreciation, net of estimated salvage value, is provided by the straight-line method over the following estimated useful lives of the assets:

Furniture and fixtures	3 – 7	years
Automobile	5	years

Property and equipment is fully depreciated to its estimated salvage value at June 30, 2010.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis, which is generally the third business day following the trade date.

Deferred Revenue

Deferred revenue consists of a one-time billing of management fees to all customers of the Company. The Company will recognize the revenue ratably over a twelve month period.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain amounts reported in the financial statement and accompanying notes. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its partners, has elected to be taxed as a partnership in which all elements of income and deductions are included in the tax returns of the partners of the Company. Accordingly, no liability for Federal or state income taxes has been included in the accompanying financial statement.

Subsequent Events

The Company evaluated subsequent events through August 11, 2010, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. CONCENTRATIONS

The Company places its cash with regulated financial institutions. Balances with the financial institutions may exceed insured limits.

As of June 30, 2010, accounts receivable from two customers comprised approximately 81% of total receivables. One of these customers is also considered a related party.

3. NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital greater than $250,000. In addition, the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2010, the Company had net capital of $1,754,384 and its net capital ratio was .0933 to 1. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 in the Company's financial statements as compared to the corresponding June 30, 2010 Financial and Operational Combined Universal Single (FOCUS) Report as filed by the Company.

4. AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2010 Statement of Financial Condition is available for examination and copying at the Company's office, and at the Principal and Chicago Regional Office of the Securities and Exchange Commission.

5. EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Pension plan for all active employees. Contributions may be made to the plan at the discretion of the Company. The Company did not make contributions to the plan for the year ended June 30, 2010.

6. COMMITMENTS

Operating Lease

The Company leases office facilities in South Bend, Indiana for $665 per month under an agreement that expires December 31, 2010. Minimum lease payments under the agreement for the year ending June 30, 2011 total $3,990.